                                 SECURITIES AND
                               EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K

(Mark One)

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934 (NO FEE REQUIRED, AS OF OCTOBER 7, 1996)


                                    OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


Commission file number 001-13461
                       ------


A. Full title of the plan and address of the plan, if different from that of the issuer named below:

         Group 1 Automotive, Inc. 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                         Group 1 Automotive, Inc.
                         950 Echo Lane, Suite 100
                         Houston, Texas  77024

                              REQUIRED INFORMATION


         The Group 1 Automotive, Inc. 401K Savings Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974.


         Item 4. In lieu of the requirements of Items 1, 2 and 3 of this Form 11-K, the following financial statements of the Plan, notes thereto, and Report of Independent Auditors thereon are being filed in this Report:

         (a)      Report of Independent Auditors

         (b) Statement of Net Assets available for Benefits - December 31, 2002 and 2001

         (c) Statement of Changes in Net Assets available for Benefits - Year ended December 31, 2002; and

         (d)      Notes to Financial Statements.

         The Consent of Independent Auditors to the incorporation by reference of the foregoing financial statements in the Registration Statement on Form S-8 (No. 333-80399) pertaining to the Plan is being filed as Exhibit 23.1 to this Report.

                  GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
                                 Houston, Texas

                              FINANCIAL STATEMENTS
                           December 31, 2002 and 2001






                                    CONTENTS








REPORT OF INDEPENDENT AUDITORS ....................................................    1


FINANCIAL STATEMENTS

     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS ..............................    2

     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
       FOR BENEFITS ...............................................................    3

     NOTES TO FINANCIAL STATEMENTS ................................................    4


SUPPLEMENTAL SCHEDULE

     SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) ...............    8

                         REPORT OF INDEPENDENT AUDITORS

Plan Administrator
Group 1 Automotive, Inc. 401(k) Savings Plan
Houston, Texas

We have audited the accompanying statements of net assets available for benefits of Group 1 Automotive, Inc. 401(k) Savings Plan (the Plan) as of December 31, 2002 and 2001 and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001 and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                             /s/ CROWE CHIZEK AND COMPANY LLC
                                             --------------------------------
                                             Crowe Chizek and Company LLC

South Bend, Indiana
May 15, 2003
--------------------------------------------------------------------------------

                                                                              1.

                  GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 2002 and 2001

--------------------------------------------------------------------------------



                                           2002             2001
                                       ------------     ------------
ASSETS
     Investments (Note 4)              $ 41,184,654     $ 35,962,699

     Receivables

         Employer contribution              410,869          327,025
         Participant contributions          636,977          420,581
         Accrued income                      29,177           27,587
                                       ------------     ------------
                                          1,077,023          775,193

     Cash                                    13,233           42,530
                                       ------------     ------------

NET ASSETS AVAILABLE FOR BENEFITS      $ 42,274,910     $ 36,780,422
                                       ============     ============


--------------------------------------------------------------------------------
                 See accompanying notes to financial statements.

                                                                              2.

                  GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year ended December 31, 2002

--------------------------------------------------------------------------------



ADDITIONS TO NET ASSETS ATTRIBUTED TO:

     Investment income

         Net depreciation in fair value of investments (Note 4)     $ (6,584,999)
         Interest and dividends                                          690,179
                                                                    ------------
                                                                      (5,894,820)

     Contributions

         Employer                                                      2,892,980
         Participant                                                   8,800,460
         Rollover                                                      1,382,318
                                                                    ------------
                                                                      13,075,758

              Total additions                                          7,180,938

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

     Benefits paid to participants                                     4,207,715
     Administrative expenses                                             215,624
                                                                    ------------
         Total deductions                                              4,423,339
                                                                    ------------


NET INCREASE PRIOR TO PLAN TRANSFER                                    2,757,599

     Transfers from other plans (Note 3)                               2,736,889
                                                                    ------------

NET ASSETS AVAILABLE FOR BENEFITS

     Beginning of year                                                36,780,422
                                                                    ------------

     End of year                                                    $ 42,274,910
                                                                    ============


--------------------------------------------------------------------------------
                 See accompanying notes to financial statements.

                                                                              3.

                  GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001


-------------------------------------------------------------------------------


NOTE 1 - DESCRIPTION OF PLAN

The following description of the Group 1 Automotive, Inc. (Company or Sponsor) 401(k) Savings Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution plan, adopted July 1, 1999, covering all employees of the Company who have six months of service and are age eighteen and over. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions: Each year, participants may contribute up to 15% of pretax annual eligible compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company may contribute a discretionary amount based on the amount the participant contributes to the Plan. The Board of Directors shall determine, by business unit, whether employer matching contributions will be made for the plan year, the matching percentage, and the percentage of a participant's compensation upon which the match shall be based. Effective January 1, 2003, matching contributions will be calculated for each payroll period. The matching Company contribution may be in the form of cash or shares of Company Stock or a combination, but has been historically in cash. Contributions are subject to certain limitations. Certain Plan administrative costs have been paid by the Company.

Participant Accounts: Each participant's account is credited with the participant's contribution and allocation of (a) the Company's contribution, and
(b) Plan earnings, and, at times, charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Retirement, Death and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

Vesting: Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the remainder of their account plus earnings thereon is based on years of continuous service. A participant is 100% vested after five years of credited service.

Forfeitures: The Plan was amended during 2001 to allow the Plan to use forfeitures to pay for Plan administrative expenses. During the year ended December 31, 2002, forfeited nonvested accounts of $284,268 were used to reduce employer contributions by $85,515 and to pay for Plan administrative expenses of $198,753. As of December 31, 2002 there were $84,154 remaining forfeited nonvested amounts that will be used to reduce future employer contributions or pay for Plan administrative expenses.


--------------------------------------------------------------------------------

                                   (Continued)

                                                                              4.

                  GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001

--------------------------------------------------------------------------------


NOTE 1 - DESCRIPTION OF PLAN (Continued)

Payment of Benefits: On termination of service due to death, disability, or retirement, a participant will receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. The participant may elect to have the distribution received in cash or in shares of Company stock.

In-service Withdrawals: A participant may withdraw from his of her rollover contribution account any or all amounts held in such account at any time. A participant who has attained age 59 1/2 may withdraw from his or her account an amount not exceeding his or her vested account balance. A participant who has suffered financial hardship may withdraw the lesser of his or her vested account balance or the amount of financial hardship as defined in the Plan.

Loan Provisions: Participants may borrow from their fund accounts the lesser of 50% of their vested account balance or $50,000. The loans are secured by the balance in the participant's account and bear interest.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment Valuation and Income Recognition: The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Basis of Accounting: The financial statements are prepared on the accrual basis of accounting.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates. It is at least reasonably possible that a significant change may occur in the near term for the estimates of investment valuation.

Risks and Uncertainties: The Plan provides for various investment options. The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of assets available for benefits.

--------------------------------------------------------------------------------

                                   (Continued)

                                                                              5.

                  GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001

--------------------------------------------------------------------------------


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Payment of Benefits:  Benefits are recorded when paid.

NOTE 3 - TRANSFERS FROM OTHER PLANS

During 2002, one qualified plan of the Sponsor was merged into the Plan. The participants of the other plan became participants of this Plan as of the date of the merger. The assets of the other plan were transferred to the Plan after the merger date.

NOTE 4 - INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets:

                                                   2002           2001
                                                ----------     ----------
Massachusetts Investors Growth Stock Fund       $8,060,011     $9,456,513
Merrill Lynch Retirement Preservation Trust      7,239,562      5,022,518
Mercury Total Return Bond Fund                   4,814,478      2,852,347
Merrill Lynch Equity Index Trust                 3,327,816      4,340,649
PIMCO Small Cap Value Fund                       2,851,533             --
Group 1 Automotive, Inc. Common Stock            2,730,169      2,075,791
The Oakmark Equity and Income Fund               2,560,409      1,905,388
Van Kampen Growth & Income Fund                  2,483,470      1,141,157
Federated International Equity Fund              1,863,315      2,983,671
Van Kampen American Value Fund                         214      3,249,192

During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $6,584,999 as follows:

                                              2002
                                          -----------
Mutual funds                              $(5,087,290)
Common/Collective Funds                      (971,388)
Group 1 Automotive, Inc. Common Stock        (526,321)
                                          -----------

                                          $(6,584,999)
                                          ===========

--------------------------------------------------------------------------------

                                   (Continued)

                                                                              6.

                  GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001

--------------------------------------------------------------------------------


NOTE 5 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in the employer contributions.

NOTE 6 - PARTIES-IN-INTEREST

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others. Merrill Lynch Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Merrill Lynch for services rendered amounted to $215,624 for the year ended December 31, 2002.

The Plan held the following party-in-interest investments:

                                                   2002           2001
                                                ----------     ----------
Group 1 Automotive, Inc. common stock           $2,730,169     $2,075,791
Merrill Lynch Retirement Preservation Trust      7,239,562      5,022,518
Merrill Lynch Equity Index Trust                 3,327,816      4,340,649
Merrill Lynch Fundamental Growth Fund            1,771,300        516,870


NOTE 7 - TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan but have not been paid. As of December 31, 2002 and 2001, amounts allocated to these individuals totaled $0 and $8,997, respectively.

NOTE 8 - INCOME TAX STATUS

The Internal Revenue Service has ruled in a letter dated September 24, 2001 that the Plan is designed under the applicable sections of the Internal Revenue Code and, therefore, is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the Internal Revenue Code to maintain its qualification. The Plan has been amended to comply with IRS guidelines and the plan sponsor believes that the Plan continues to qualify and to operate as designed.


--------------------------------------------------------------------------------

                                   (Continued)

                                                                              7.

                  GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2002

--------------------------------------------------------------------------------


Name of Plan Sponsor:                Group 1 Automotive, Inc.
                       ------------------------------------------------
Employer Identification Number:             76-0506313
                                 --------------------------------------
Three-Digit Plan Number:                        001
                          ---------------------------------------------

                                                               (c)
                                                    Description of Investment
                          (b)                       Including Maturity Date,                              (e)
                   Identity of Issue                Rate of Interest, Par or           (d)              Current
  (a)                 or Borrower                        Maturity Value               Cost               Value
                      -----------                        --------------               ----               -----

     Delaware Group Trend Fund                         Mutual Fund,                     #           $       909,561
                                                         64,325 units

     Federated International Equity Fund               Mutual Fund,                     #                 1,863,315
                                                         161,887 units

     ING Pilgrim International Fund                    Mutual Fund,                     #                   617,248
                                                         59,985 units

     Massachusetts Investors Growth Stock              Mutual Fund,                     #                 8,060,011
     Fund                                                873,241 units

     Mercury Total Return Bond                         Mutual Fund,                     #                 4,814,478
     Fund                                                361,447 units

   * Merrill Lynch Fundamental                         Mutual Fund,                     #                 1,771,300
       Growth Fund                                       137,204 units

     The Oakmark Equity and Income Fund                Mutual Fund,                     #                 2,560,409
                                                         142,482 units

     PIMCO Small Cap Value Fund                        Mutual Fund,                     #                 2,851,533
                                                         145,190 units

     Van Kampen American Value Fund                    Mutual Fund,                     #                       214
                                                         14 units

     Van Kampen Growth and Income Fund                 Mutual Fund,                     #                 2,483,470
                                                         173,791 units

   * Group 1 Automotive, Inc.                          Common Stock,                    #                 2,730,169
                                                         114,329 shares

   * Merrill Lynch Equity Index Trust                  Collective Trust,                #                 3,327,816
                                                         53,118 units

   * Merrill Lynch Retirement Preservation             Collective Trust,                #                 7,239,562
      Trust                                              7,239,562 units

     Participant Loans                                 Interest rates ranging                             1,955,568
                                                       from 5.25% to 15%                            ---------------


                                                                                                    $    41,184,654
                                                                                                    ===============

--------------------------------------------------------------------------------
* Denotes party-in-interest
# All investments are participant directed therefore cost information is not required.
                                                                              8.

                                 SIGNATURES

    THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Company (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      Group 1 Automotive, Inc.
                                      401(k) Savings Plan
                                      -----------------------------------


Date: June 18, 2003                  /s/ BROOKS O'HARA
                                     ------------------------------------
                                      Brooks O'Hara
                                      Vice President, Human Resources
                                      Plan Administrator

                                  EXHIBIT INDEX

Exhibit
   No.                            Description
-------                           -----------
23.1                 Consent of Independent Auditors